UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 001-41839

CUSIP Number 75607T 105

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: October 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

reAlpha Tech Corp.

Full Name of Registrant

Former Name if Applicable

6515 Longshore Loop, Suite 100

Address of Principal Executive Office (Street and Number)

Dublin, OH 43017

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

reAlpha Tech Corp. (the “Registrant,” “we,” “us” or “our”) is unable to file its Quarterly Report on Form 10-Q for the six months ended October 31, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense to the Registrant. The Registrant requires additional time to allow it to complete the review of its condensed consolidated financial statements for the required periods ended October 31, 2023. The Registrant presently expects to file the Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Michael J. Logozzo	(614)	633-7155
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes           ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the six months ended October 31, 2023 had certain significant changes compared to the six months ended October 31, 2022, as described below.

Revenue was $33,459 for the three months ended October 31, 2023 compared to $110,624 for the three months ended October 31, 2022. Our revenues consist of both the short-term rental revenue that we receive from our listed properties, and platform services income that we receive from our technologies. This decrease in revenues is mainly attributed to lower rental income segment due to the disposal of four properties during the three months ended October 31, 2023, and lower platform services segment revenue compared to the three months ended October 31, 2022 as a result of the sale of myAlphie. Revenue was $101,180 for the six months ended October 31, 2023 compared to $199,497 for the six months ended October 31, 2022. Our revenues consist of short-term rental revenue that we receive from our listed properties, and platform services income that we receive from our technologies. This decrease in revenues is mainly attributed to lower platform services segment income due to the sale of myAlphie, and lower short-term rental revenues as a result of the disposal of properties located in Texas and Florida.

The cost of revenues was $74,554 for the six months ended October 31, 2023, compared to $151,413 for the six months ended October 31, 2022. This consists of payments for property management fees of listed properties as well as payments to vendors for work completed through myAlphie and associated payment processing fees to Stripe. Previously, cost of revenues also included payments to vendors for work completed through myAlphie. The decrease in cost of revenues is mainly attributed to incurring lower costs to these vendors after the sale of myAlphie.

Operating expenses had a significant increase during the six months ended October 31, 2023. This increase was mainly due to professional and legal fees of $3,876,300 for the six months ended October 31, 2023, compared to $936,825 for the six months ended October 31, 2022. This increase was mainly due to general legal advisory and professional services incurred in connection with our direct listing on Nasdaq, which primarily consists of 304,529 shares of our common stock issued for services rendered in connection with our direct listing on Nasdaq at an aggregate fair market value of approximately $3.05 million.

We also had a non-recurring gain on the sale of myAlphie of $5,502,774 for the six months ended October 31, 2023, which contributed to our positive net income for such period, which may be abnormally high for such period and may not reflect our current business.

REALPHA TECH CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 18, 2023	By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	Chief Executive Officer

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